UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                    to                     .

Commission file number 333-106694

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Board of Directors

Cardinal Financial Corporation NADART 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis other than GAAP.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 on the basis of the accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) as of and for the year ended December 31, 2008 of Assets (Held at End of Year) (Schedule I),Reportable Transactions (Schedule II) and Delinquent Participant Contributions (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia

June 29, 2009

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (note 4)	$7,762,416	$10,343,001
Loans receivable	180,300	81,619
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as certified by trustee	48,742	864
Assets available for benefits	$7,991,458	$10,425,484

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2008

Additions to assets attributed to:
Investment income:
Dividend and interest income	$81,741
Participant contributions	1,500,626
Employer contributions	493,205
Rollover contributions	99,713
Total additions	2,175,285
Deductions from assets attributed to:
Benefits paid to participants	831,933
Net depreciation in fair value of investments (note 4)	3,770,012
Adminstrative and investment expenses	7,366
Total deductions	4,609,311
Net decrease	(2,434,026)
Assets available for benefits at beginning of year	10,425,484
Assets available for benefits at end of year	$7,991,458

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may also make voluntary after-tax (non-deductible) contributions.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 27 mutual funds and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the first 6% of the Employee’s contributions.  Contributions are subject to the limitations provided in ERISA.

(c)                       Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years, but may exceed five years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.00% to 9.25%, which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding loan. Participant loans are stated at amortized cost. At December 31, 2008 and 2007, participant loans totaled $180,300 and $81,619, respectively.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

(e)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately.  Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65. Since the inception of the Plan, the Employer’s Board of Directors have not approved profit sharing contributions to the participants.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                      Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. For each of December 31, 2008 and 2007, there were no forfeited nonvested accounts available to reduce Employer contributions.

(h)                      Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)                 Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that the Plan recognizes contributions and investment income when received, rather than when earned and expenses when paid, rather than incurred.

(b)                      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

(c)                      Valuation of Investments

The Plan’s investments are stated at fair value.  Investments in mutual funds are based on quoted market information.  Investments in common/collective trust funds are valued at the net asset value based on amounts reported by the fund manager.  Shares of common stock of the Company held in the Cardinal Financial Common Stock Fund are valued at the last sale price on the principal exchange on which they are traded.

Purchases and sales of investments are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157).  SFAS 157, and its related interpretations, defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements.  Effective January 1, 2008, the Plan adopted SFAS 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction.  Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

SFAS 157 establishes a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist.  The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investments.

•      Level 1 – Quoted prices (unadjusted) in active markets for identical investments

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

•      Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

Common/Collective Investment Trusts:

These investments are public investment securities valued using the NAV provided by the Trustee.  The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

•      Level 3 – Unobservable inputs

As of December 31, 2008, the Plan had no investments valued using level 3 inputs.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 (FSP) and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Income Fund).  The fair value and contract value of the Plan’s investment in the Income Fund is $535,300 and $584,042, respectively, representing a $48,742 adjustment from fair value to contract value.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

(4)         Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2008 and 2007:

	2008
		Percentage
	Fair value	of plan assets

Investments at estimated fair value:
Cardinal Financial Stock Fund	$2,240,117	28.03%
NADART Fund	2,212,593	27.69%

Investment at contract value:
Income Fund	584,042	7.31%

	2007
		Percentage
	Fair value	of plan assets

Investments at estimated fair value:
Cardinal Financial Corporation Common Stock Fund	$3,624,217	34.74%
NADART Fund	3,432,960	32.91%

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

During 2008, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value by $3,770,012 as follows:

Investments at fair value as determined by quoted market price:
Legg Mason Growth Equity Fund	$(235,220)
Vanguard Growth Index Fund	(138,005)
Longleaf Partners Fund	(118,641)
Net change in fair value of quoted market price investments	(491,866)

Investments at estimated fair value:
Cardinal Financial Corporation Common Stock Fund	(1,320,730)
NADART Fund	(973,609)
International Investors Fund	(186,210)
T. Rowe Price Equity Income Fund	(157,333)
International Fund	(119,144)
Janus Enterprise Fund	(93,272)
Gabelli Small Cap Growth Fund	(87,058)
S&P 500 Large Cap Fund	(79,251)
S&P 400 Mid Cap Fund	(62,857)
Turner Mid Cap Growth Fund	(55,876)
NADART Large Cap Growth Fund	(44,073)
PIMCO All Asset Fund	(43,938)
Russell 2000 Small Cap Fund	(26,341)
State Street Global Advisors 2025 Strategy Fund	(21,958)
PIMCO Total Return Fund	(16,325)
State Street Global Advisors Retirement Income Strategy	(3,463)
State Street Global Advisors 2015 Strategy Fund	(2,665)
State Street Global Advisors 2010 Strategy Fund	(2,133)
State Street Global Advisors 2040 Strategy Fund	(346)
State Street Global Advisors 2050 Strategy Fund	(181)
State Street Global Advisors 2045 Strategy Fund	(151)
State Street Global Advisors 2035 Strategy Fund	(25)
State Street Global Advisors 2030 Strategy Fund	(23)
Net change in fair value of estimated fair value investments	(3,296,962)

Investment at contract value:
Income Fund	18,816

Net depreciation in the fair value of investments	$(3,770,012)

(5)                   Fair Value

Certain investments held in the plan are recorded at fair value based on quoted prices in active markets and are therefore classified in the Level 1 category.  The Plan also has $7,192,588 of

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

investments in alternative investment funds which are reported at fair value. For these investments, the Employer has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment and therefore fall into the Level 2 category. These investments are redeemable with the fund at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at discounts to the reported net asset value. It is therefore reasonably possible that if the Plan were to sell these investments in the secondary market a buyer may require a discount to the reported net asset value, and the discount could be significant.

The Financial Accounting Standards Board recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

Investments measured at fair value on a recurring basis as of December 31, 2008 are shown below:

At December 31, 2008 (in thousands)

		Fair Value Measurements Using
Description	Balance	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments	$7,762,416	$569,828	$7,192,588	$—

(6)      Disclosures of Fair Value of Financial Instruments (SFAS No. 107 Disclosure)

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Plan did not elect the fair value option. The assumptions used and the estimates disclosed represent management’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management at the valuation date. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and management’s evaluation of those factors change.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

The following summarizes the significant methodologies and assumptions used in estimating the fair value presented in the following table:

Loans Receivable

The fair value of loans receivable is estimated using discounted cash flow analyses, at interest rates currently being offered for loans with similar terms.

	At December 31, 2008
(In thousands)	Carrying Amount	Estimated Fair Value
Financial Assets:
Loans Receivable	$180,300	$188,798

(7)                   Rollover Contributions

Rollover contributions for the year ended December 31, 2008 were $99,713.

(8)                   Synthetic Guaranteed Investment Contracts

The Plan has an investment option called the Income Fund (Fund).  The Fund invests in synthetic guaranteed investment contracts (GIC).  A synthetic GIC is an investment contract generally issued by a bank or insurance company and backed by interest bearing securities.  The synthetic GICs are fully benefit-responsive and valued at cost plus undistributed interest income (Contract Value).  The investments underlying the contract are maintained separate from the contract issuer’s general assets, by a third party custodian.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather amortized, usually over the time to maturity or duration of the underlying assets, through adjustments to the future interest crediting rate.  The GIC contract issuer guarantees that all qualified participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 3.7% for 2008.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero.  Such interest rates are continuously reviewed and reset as needed on a monthly to quarterly basis.

(9)                   Related Party Transactions

Cardinal Trust & Investments (Trust Division), a division of Cardinal Bank, which is a wholly owned subsidiary of Cardinal Financial Corporation, is the trustee for the assets in the Plan.  The National Automobile Dealer’s Association Retirement Trust (NADART) is an account for which the Trust Division is a trustee.  The Trust Division is responsible for the oversight of investment management of funds within NADART as well as investment advisor to certain funds.  The funds

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008 and 2007

for which the Trust Division is investment advisor include the NADART Fund, the Income Fund, the NADART Large Cap Growth Fund, the International Investors Fund, the Cardinal Financial Corporation Common Stock Fund, the PIMCO All Asset Fund, the PIMCO Total Return Fund, the T. Rowe Price Equity Income Fund, the Janus Enterprise Fund, the Turner Mid Cap Growth Fund, and the Gabelli Small Cap Growth Fund.  All of these funds are available investment options for the Plan’s participants.  The Trust Division is also responsible for the custody of the assets within NADART and other operational duties as necessary under NADART. Transactions in the funds listed above qualify as party-in-interest transactions.

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer. Transactions involving this common stock fund qualify as party-in-interest transactions.

(10)            Tax Status

The Plan is a standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated August 7, 2001 has been received and on which the Employer is relying. The Employer and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(11)            Prohibited Party-in-Interest Transactions

Contributions totaling $70,535 for Plan participants were withheld from the participants’ pay during 2008, but were not remitted to the Plan’s trust within the time frame required by the Department of Labor under the plan asset rules.  This constituted a cumulative $70,535 loan from the Plan to the Plan Sponsor for the period in 2008 when such plan assets should have been otherwise remitted. Loan interest for this delinquent participant contribution totaled $88 through December 31, 2008, based on Department of Labor regulations for calculation of lost earnings under the Voluntary Fiduciary Correction Program.

Schedule I

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2008

Identity of issuer, borrower,		Current
lessor, or similar party	Description of investment	value

Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	$2,240,117
NADART Fund*	Common/Collective Trusts	2,212,593
Income Fund*	Common/Collective Trusts	584,042
T. Rowe Price Equity Income Fund*	Common/Collective Trusts	357,466
PIMCO Total Return Fund*	Common/Collective Trusts	339,300
Vanguard Growth Index Fund	Mutual Fund	326,724
International Investors Fund*	Common/Collective Trusts	240,104
PIMCO All Asset Fund*	Common/Collective Trusts	208,818
S&P 500 Large Cap Fund	Common/Collective Trusts	163,709
Gabelli Small Cap Growth Fund*	Common/Collective Trusts	163,141
International Fund	Common/Collective Trusts	150,335
Janus Enterprise Fund*	Common/Collective Trusts	124,826
Longleaf Partners Fund	Mutual Fund	119,331
S&P 400 Mid Cap Fund	Common/Collective Trusts	106,480
State Street Global Advisors 2010 Strategy Fund	Common/Collective Trusts	95,331
Legg Mason Growth Equity Fund	Mutual Fund	79,539
Russell 2000 Small Cap Fund	Common/Collective Trusts	59,536
State Street Global Advisors 2025 Strategy Fund	Common/Collective Trusts	58,880
Turner Mid Cap Growth Fund*	Common/Collective Trusts	50,527
NADART Large Cap Growth Fund*	Common/Collective Trusts	33,323
State Street Global Advisors Retirement Income Strategy	Common/Collective Trusts	31,765
State Street Global Advisors 2015 Strategy Fund	Common/Collective Trusts	17,732
State Street Global Advisors 2040 Strategy Fund	Common/Collective Trusts	2,395
State Street Global Advisors 2050 Strategy Fund	Common/Collective Trusts	596
State Street Global Advisors 2030 Strategy Fund	Common/Collective Trusts	106
State Street Global Advisors 2045 Strategy Fund	Common/Collective Trusts	104
State Street Global Advisors 2035 Strategy Fund	Common/Collective Trusts	104
Unallocated Contributions		44,234
Participant loans*	25 participant loans with interest rates from 6.00% to 9.25%	180,300
Total		$7,991,458

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2008

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Series of transactions:
Cardinal Trust & Investments*	NADART Fund	$603,725	$—	$603,725	$0

Cardinal Trust & Investments*	NADART Fund	—	940,812	1,031,140	(90,328)

Cardinal Trust & Investments*	Income Fund	857,130	—	857,130	0

Cardinal Trust & Investments*	Income Fund	—	351,496	344,476	7,020

Cardinal Trust & Investments*	Cardinal Financial Common Stock Fund	584,971	—	584,971	0

Cardinal Trust & Investments*	Cardinal Financial Common Stock Fund	—	807,051	965,763	(158,712)

There were no individual transactions in excess of 5%.

*Denotes a party-in-interest.

** A reportable transaction is any transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

Schedule III

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(Modified Cash Basis)

Year ended December 31, 2008

Description of transactions
	Relationship to the plan,	including maturity date, rate of
	employer, or other	interest, collateral, par or	Amount on	Lost
Identity of party involved	party-in-interest	maturity value	Line 4a	Interest

Cardinal Financial Corporation	Plan Sponsor	Employee deferrals not timely remitted*	$70,535	$88

* Represents a participants’ contributions that were withheld from the participants’ wages but not timely remitted to the Plan by the Plan Sponsor.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation NADART 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION NADART
401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 29, 2009	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1         Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 29, 2009